UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               PYRAMID OIL COMPANY

                                (Name of Issuer)

                           Common Stock, no par value

                         (Title of Class of Securities)

                                   747215 10 1

                                 (CUSIP Number)


                               Christopher J. Husa
                                Heller Ehrman LLP
                      601 South Figueroa Street, 40th Floor
                           Los Angeles, CA 90017-5758
                                 (213) 689-0200

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 7, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------                    ---------------------
CUSIP No.          747215 10 1                           Page 2 of  22 Pages
-------------------------------------                    ---------------------


     ---------------------------------------------------------------------------
     NAME OF REPORTING PERSON S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON
     1  J. Benjamin  Hathaway                            I.D.          No.
     ---------------------------------------------------------------------------
     2  CHECK  THE  APPROPRIATE  BOX IF A  MEMBER  OF A  GROUP*
                                                                 (a) |X| (b) |_|
     ---------------------------------------------------------------------------
     3  SEC USE ONLY
     ---------------------------------------------------------------------------
     4 SOURCE OF FUNDS*

        OO
     ---------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)|_|
     ---------------------------------------------------------------------------
     6 CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
     NUMBER OF
       SHARES            516,908
    BENEFICIALLY---------------------------------------------------------------
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
    BENEFICIALLY   8     SHARED VOTING POWER
      OWNED BY
        EACH             0
     REPORTING   --------------------------------------------------------------
       PERSON9     SOLE DISPOSITIVE POWER
        WITH             0
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         1,388,485
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH R

          1,388,485
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*|_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          55.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------                    ---------------------
CUSIP No.          747215 10 1                           Page 3 of  22 Pages
-------------------------------------                    ---------------------
--------------------------------------------------------------------------------
          NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    1
          Jean E. Hathaway                                       I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |X|
                                                                (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)|_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
     NUMBER OF
       SHARES              301,709
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH    -------------------------------------------------------------
    BENEFICIALLY     8     SHARED VOTING POWER
      OWNED BY
        EACH               0
     REPORTING -------------------------------------------------------------
       PERSON        9     SOLE DISPOSITIVE POWER
        WITH               0
                   -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           1,388,485
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,388,485
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES
                CERTAIN SHARES*|_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          55.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------                    ---------------------
CUSIP No.          747215 10 1                           Page 4 of  22 Pages
-------------------------------------                    ---------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Henry D. Hathaway                                           I.D. No.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                   7     SOLE VOTING POWER
     NUMBER OF
       SHARES            260,409
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH  -------------------------------------------------------------
      BENEFICIALLY   8     SHARED VOTING POWER
      OWNED BY
        EACH             31,800
     REPORTING   ---------------------------------------------------------------
       PERSON        9     SOLE DISPOSITIVE POWER
        WITH
                             0
                 ---------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         1,388,485
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,388,485
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          55.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------------                    ---------------------
CUSIP No.          747215 10 1                           Page 5 of  22 Pages
-------------------------------------                    ---------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John J. Hathaway                               I.D. No.           -
         -----------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |X|
                                                                       (b) |_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          OO


--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
     NUMBER OF
       SHARES              263,309
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH    -------------------------------------------------------------
    BENEFICIALLY     8     SHARED VOTING POWER
      OWNED BY
        EACH               14,350
      REPORTING    -------------------------------------------------------------
      PERSON
       WITH          9     SOLE DISPOSITIVE POWER

                                0
                   -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER

                           1,388,485
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,388,485
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES* |_|
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          55.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                          ---------------------
                                                           Page 6 of  22 Pages
                                                          ---------------------
                                Explanatory Note

     This Report on Schedule 13D is being filed jointly by the persons listed in
Item 2 below, which persons are collectively referred to as the "Reporting Persons", to disclose the matters described in Item 4 with respect to the shares of common stock of Pyramid Oil Company beneficially owned by Mr. J. Benjamin Hathaway and certain members of Mr. J. Benjamin Hathaway's family. This joint filing hereby amends the Report on Schedule 13D dated December 24, 1992 that was filed with the Securities and Exchange Commission (the "Commission") by J. Benjamin Hathaway, as amended on January 5, 1996 and on May 1, 2002. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are thus eligible to make a joint filing under Rule 13d-1(k) promulgated under the Exchange Act.


Item 1.  Security and Issuer.

     (a)  The name of the issuer is Pyramid Oil Company (the "Issuer").

     (b) The address of the Issuer's principal executive office is 2008 21st Street, Bakersfield, CA 93301.

     (c) The title of the class of securities to which this statement relates is the common stock, no par value, of the Issuer (the "Common Stock").

Item 2.    Identity and Background.

     This report is being filed jointly by (i) J. Benjamin  Hathaway,  (ii) Jean
E. Hathaway, (iii) Henry D. Hathaway and (iv) John J. Hathaway in connection with the sale of all 1,388,485 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons to an unaffiliated third party. A copy of the Joint Filing Agreement among the Reporting Persons is set forth on Exhibit A hereto.

     (a) The Reporting Persons are J. Benjamin Hathaway, Jean E. Hathaway, Henry D. Hathaway and John J. Hathaway.

     (b)  The address of each Reporting Person is set forth below:


J. Benjamin Hathaway        17150 Advantage Pointe Dr., Bakersfield, CA 93306
Jean E. Hathaway            161 Acacia Ave., Oroville, CA  95966
Henry D. Hathaway           PO Box 161473, Big Sky, MT  61473
John J. Hathaway            PO Box 96085, Las Vegas, NV  89193


     (c) Mr. J. Benjamin Hathaway is retired. Although Mr. J. Benjamin Hathaway is currently a director of the Issuer, he intends to resign from that position as of the closing date of the sale. The principal business address of the Issuer is set forth in Item 1 hereof. Mr. Jean E. Hathaway and Mr. Henry D. Hathaway are retired. Mr. John J. Hathaway is currently employed as a Field Inspector for Criterium McWilliams. The principal business address of Criterium McWilliams is 879 Judi Place, Boulder City, NV 89005.

     (d) None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last 5 years.

                                                           ---------------------
                                                             Page 7 of  22 Pages
                                                           ---------------------
     (e) None of the Reporting Persons was a party to any civil proceeding during the last five years as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Each of the Reporting Persons is a citizen of the United States of America.

Item 3.    Source and Amount of Funds and Other Consideration.

          The transaction reported on this Schedule 13D involves the disposition of Issuer Common Stock by the Reporting Persons as described in Item 4 below. Consequently, Item 3 is not applicable.

Item 4.    Purpose of Transaction.

          On June 7, 2005, the Reporting Persons executed a Stock Purchase Agreement (a copy of which is attached hereto as Exhibit B) to sell all 1,388,485 shares of the Issuer's Common Stock beneficially owned by them to an unaffiliated third party in a privately negotiated sale for the purchase price of $2.50 per share, or $3,471,212.50 in the aggregate. As part of the agreement, Mr. J. Benjamin Hathaway will tender his resignation from his position as a member of the Board of Directors of the Issuer as of the closing of the sale. It is the understanding of the Reporting Persons that the remaining members of the Board of Directors have indicated their intention to appoint the unaffiliated third party purchaser to the board of directors upon Mr. J. Benjamin Hathaway's resignation. Upon the closing of such sale, which is currently contemplated to occur on June 17, 2005, the Reporting Persons will cease to be the beneficial owners of any shares of Common Stock of the Issuer and will promptly file with the Commission a joint final amendment to this Report on Schedule 13D to reflect that the Reporting Persons will no longer file reports with regard to the Issuer's Common Stock.

          Except as set forth herein, the Reporting Persons have no current plans or proposals that relate to or would result in:

          (a)  the acquisition or disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction involving the Issuer or any subsidiary;

          (c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary;

          (d)  any changes in the Issuer's board of directors or management;

          (e) any material change in the Issuer's capitalization or dividend policy;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer;

          (h) causing the Issuer's securities to cease to be quoted on the OTC Bulletin Board;

          (i) the Issuer's securities becoming eligible for termination of registration under the Securities Exchange Act of 1934, as amended (the "34 Act"); or

          (j)  any similar action.

          While the Reporting Persons have no current plans or proposals with respect to the matters described above, except as indicated above, the

                                                          ---------------------
                                                            Page 8 of  22 Pages
                                                          ---------------------

     Reporting Persons are not precluded from making or supporting in the future such plans or proposals as they believe appropriate. The Reporting Persons may consult with each other or act together with respect to the acquisition, disposition or voting of the Issuer's securities.


Item 5.    Interest in Securities of the Issuer.

     (a) Mr. J. Benjamin Hathaway is the beneficial owner of 1,388,485 shares of Common Stock, or approximately 55.7% of the outstanding Common Stock, representing the aggregate of (i) 516,908 shares that he holds directly, and (ii) 871,577 shares that are held by the other Reporting Persons which he beneficially owns as a member of a group as described herein.

          Mr. Jean E. Hathaway is the beneficial owner of 1,388,485 shares of Common Stock, or approximately 55.7% of the outstanding Common Stock, representing the aggregate of (i) 301,709 shares that he holds directly, and (ii) 1,086,776 shares that are held by the other Reporting Persons which he beneficially owns as a member of a group as described herein.

          Mr. Henry D. Hathaway is the beneficial owner of 1,388,485 shares of Common Stock, or approximately 55.7% of the outstanding Common Stock, representing the aggregate of (i) 260,409 shares that he holds directly,
     (ii) 31,800 shares that he holds in joint tenancy with his wife, and (iii) 1,096,276 shares that are held by the other Reporting Persons which he beneficially owns as a member of a group as described herein.

          Mr. John J. Hathaway is the beneficial owner of 1,388,485 shares of Common Stock, or approximately 55.7% of the outstanding Common Stock, representing the aggregate of (i) 263,309 shares that he holds directly
     (ii) 14,350 shares that he holds in joint tenancy with his wife, and (iii) 1,110,826 shares that are held by the other Reporting Persons which he beneficially owns as a member of a group as described herein.

          By virtue of (a) the desire of the Reporting Persons to act collectively in the sale of their shares of Common Stock and (b) the continuing possibility that the Reporting Persons will otherwise act together with respect to the Issuer's securities, as described in Item 4 hereof, each of the Reporting Persons may be deemed for purposes of Section 13(d) of the 34 Act, and Regulation 13D under the 34 Act, to be the beneficial owner of all of the 1,388,485 shares of Common Stock owned by all of the Reporting Persons.


     (b) The following table provides information as to the number of shares of Common Stock as to which each person named above in Item 5(a) has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose of or direct the disposition of, or shared power to dispose of or direct the disposition of:

 Power to Name Power
          to Vote Dispose or Direct Disposition Sole Shared Sole Shared J. Benjamin Hathaway 516,908 0 0 1,388,485 Jean E. Hathaway 301,709 0 0 1,388,485 Henry D. Hathaway 260,409 31,800 0 1,388,485 John J.
          Hathaway 263,309 14,350 0 1,388,485

                                                        Power to
 Name                  Power to Vote           Dispose or Direct Disposition
                         Sole      Shared            Sole            Shared
J. Benjamin Hathaway   516,908        0                0           1,388,485
Jean E. Hathaway       301,709        0                0           1,388,485
Henry D. Hathaway      260,409     31,800              0           1,388,485
John J. Hathaway       263,309     14,350              0           1,388,485

          (c) Not applicable.

                                                          ---------------------
                                                            Page 9 of  22 Pages
                                                          ---------------------
         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          To the best knowledge of the Reporting Persons, except as disclosed herein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power of securities of the Issuer.

Item 7.    Material to be filed as Exhibits.

Exhibit A       Joint Filing Agreement

Exhibit B       Stock Purchase Agreement dated as of June 7, 2005, among the
                Reporting Persons and Michael D. Herman.

                                                          ---------------------
                                                           Page 10 of  22 Pages
                                                          ---------------------



                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this amendment to Report on Schedule 13D is true, complete and correct.


Dated:  June 9th, 2005



                                 /s/ J. BENJAMIN HATHAWAY
                                 ____________________________
                                 J. Benjamin Hathaway


                                /s/ JEAN E. HATHAWAY
                                _____________________________
                                 Jean E. Hathaway


                                /s/ HENRY D. HATHAWAY
                                _____________________________
                                 Henry D. Hathaway


                                /s/ JOHN J. HATHAWAY
                                _____________________________
                                 John J. Hathaway

                                                          ---------------------
                                                           Page 11 of  22 Pages
                                                          ---------------------

                                  EXHIBIT INDEX


Exhibit A       Joint Filing Agreement

Exhibit B       Stock Purchase Agreement dated as of June 7, 2005, among the
                Reporting Persons and Michael D. Herman.

                                                          ---------------------
                                                           Page 12 of  22 Pages
                                                          ---------------------

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Report on Schedule D (including amendments thereto) with respect to the common stock of Pyramid Oil Company and further agree that this agreement be included as an exhibit to such filing. Each party to this agreement expressly authorizes each other party to file on its behalf any and all amendments to such Report. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

     In evidence whereof, the undersigned have caused this agreement to be executed on their behalf this 9th day of June, 2005.



                                              /s/ J. BENJAMIN HATHAWAY
                                         _____________________________
                                                  J. Benjamin Hathaway


                                                     /s/ JEAN HATHAWAY
                                        ______________________________
                                                      Jean E. Hathaway


                                                 /s/ HENRY D. HATHAWAY
                                        ______________________________
                                                     Henry D. Hathaway


                                                  /s/ JOHN J. HATHAWAY
                                        ______________________________
                                                      John J. Hathaway

                                                          ---------------------
                                                           Page 13 of  22 Pages
                                                          ---------------------

                                    EXHIBIT B
                            STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of this 7th day of June, 2005, by and among J. Benjamin Hathaway, Jean Hathaway, Henry D. Hathaway and John J. Hathaway (collectively referred to as "Sellers"), and Michael D. Herman ("Purchaser"), with reference to the following:

     A. Sellers, either directly or jointly with their wives, hold the number of shares of Common Stock, no par value, of Pyramid Oil Company, a California corporation (the "Company"), set forth opposite their respective names on Exhibit A hereto, aggregating 1,388,485 shares (the "Shares") and constituting approximately 56% of the outstanding shares of Common Stock of the Company.

     B. Sellers severally desire to sell and Purchaser desires to purchase and acquire the Shares, all on the terms set forth in this Agreement.

Accordingly, in consideration of the mutual covenants contained herein, the parties agree as follows:

1.       Sale and Purchase

     1.1 Sale and Purchase of Shares. On the basis of the representations and warranties and upon the terms and conditions hereinafter set forth, on the Closing Date (as hereinafter defined), Sellers hereby severally agree to sell, transfer and assign to Purchaser, and Purchaser agrees to purchase, acquire and accept, the number of Shares set forth opposite their respective names on Exhibit A hereto. The certificates evidencing the Shares shall be without restrictive legend and shall be accompanied by such duly executed instruments of transfer and assignment as Purchaser and its counsel may reasonably require. Although the obligations of Sellers in this Agreement are several and not joint, all of the Shares must be sold, assigned and transferred to Purchaser on the Closing Date in consideration of the full purchase price set forth in Section
1.2 hereof, if any are so sold, assigned and transferred, and Sellers' obligations hereunder shall be to deliver all of the Shares against payment of the full purchase price for the Shares. Notwithstanding the foregoing, the parties understand and acknowledge that 2,000 of the Shares owned beneficially by Jean E. Hathaway are held in the "street name" of a brokerage firm, and that the certificate representing such Shares will not be available for delivery to Purchaser at the Closing. The parties agree that the failure to deliver the certificate representing such 2,000 Shares at the Closing will not prevent or delay the Closing. Jean E. Hathaway hereby agrees to provide such certificate after the Closing, accompanied by such duly executed instruments of transfer and assignment as Purchaser and its counsel may reasonably require, as soon as he receives such certificate from the brokerage firm.

     1.2 Non-Refundable Deposit. Within one day after full execution of this Agreement, Purchaser shall pay to Sellers, by wire transfer to Sellers' counsel Heller Ehrman LLP, a deposit in the amount of $15,000 which shall be applied toward the purchase price at the Closing. In the event Purchaser fails to consummate the transaction contemplated hereby for any reason other than a failure or refusal by any Seller to consummate the transaction, then Sellers shall be entitled to retain said sum as a cancellation fee. If any Seller fails or refuses to consummate the transaction contemplated hereby, and Purchaser was ready, willing and able to consummate the transaction, then such sum shall be promptly returned to Purchaser by Sellers. The parties acknowledge and agree that the $15,000 deposit shall not be deemed to be liquidated damages and shall not limit the damages that may be recoverable or the remedies that may be available to any party in the event of a breach of this Agreement by any other party.

     1.3 Purchase Price. The full purchase price for the Shares shall be the sum of $3,471,212.50 ($2.50 per share), which will be paid (less any deposit previously paid) by wire transfer to Heller Ehrman LLP on the Closing Date for distribution to each of the Sellers in the amounts as set forth opposite their names on Exhibit A hereto.

                                                          ---------------------
                                                           Page 14 of  22 Pages
                                                          ---------------------

     1.4 Board Seat. On the Closing Date, J. Benjamin Hathaway shall resign from his position as a Director of the Company. It is the understanding of the parties that the remaining members of the Board of Directors have indicated their intention to appoint Michael D. Herman as a Director to fill the resultant vacancy on the Board.

2.       Closing

The consummation of the sale and purchase contemplated by this Agreement shall take place at the offices of Heller Ehrman LLP at 10:00 a.m. on or before June 17, 2005, or at such other time and date as shall be agreed upon by Sellers and Purchaser (the "Closing"), such time and date being hereinafter referred to as the "Closing Date." The parties shall each use their reasonable commercial efforts to satisfy the conditions to closing and cause the purchase and sale to take place.

3.       Representations and Warranties of Sellers

Each Seller hereby severally, and not jointly, represents and warrants to Purchaser as follows:

     3.1 Ownership. Seller will transfer, assign and deliver to Purchaser at the Closing Date good and marketable title to the Shares, free and clear of all claims, charges, claims, encumbrances or equities of any kind or description. Apart from the Shares, Seller neither directly nor indirectly holds or owns any equity or proprietary interest in the Company.

     3.2 Authorization. Seller has the right, power and authority to enter into and to carry out the terms and provisions of this Agreement, and this Agreement is the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and by equitable principles (whether at law or in equity).

     3.3 Spousal Consent. Seller has obtained consent from his spouse (if applicable) to the sale of the Shares as contemplated hereby in the form of Exhibit B hereto, or consent of such Seller's spouse (if applicable) is not required in order to consummate the sale of the Shares contemplated by this Agreement.

4.       Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to Sellers as follows:

     4.1 Capacity. Purchaser is an individual resident of Colorado Springs, Colorado with legal capacity to enter into this Agreement and perform his obligations hereunder.

     4.2 Authorization. Purchaser has the right, power and authority to enter into and to carry out the terms and provisions of this Agreement, and this Agreement is the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and by equitable principles (whether at law or in equity).

5.       Conditions Precedent to Purchaser's Obligation to Close

     The obligation of Purchaser to consummate the purchase of the Shares as contemplated by this Agreement is expressly subject to the satisfaction, on or prior to the Closing Date, of all of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Purchaser in writing):

     5.1 Representations and Warranties. Except as may otherwise be permitted by this Agreement, all representations and warranties of Sellers contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of such date.

     5.2 Covenants. Sellers shall have performed and satisfied all covenants and conditions required by this Agreement to be performed or satisfied by them on or prior to the Closing Date.

                                                          ---------------------
                                                           Page 15 of  22 Pages
                                                          ---------------------

     5.3 Absence of Litigation. No action or proceedings shall have been instituted or threatened prior to or at the Closing Date before any court or governmental body or authority pertaining to the acquisition by Purchaser of the Shares hereunder, the result of which could prevent or make illegal the consummation of such acquisition.

6.       Conditions Precedent to Sellers' Obligations to Close

     The obligations of Sellers hereunder to consummate the sale of the Shares as contemplated by this Agreement are expressly subject to the satisfaction on or prior to the Closing Date of all of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part in writing by Sellers):

     6.1 Representations and Warranties. Except as may otherwise be permitted by this Agreement, all representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date as if made at and as of such date.

     6.2 Covenants. Purchaser shall have performed and satisfied all covenants and conditions required by this Agreement to be performed or satisfied by it on or prior to the Closing Date.

     6.3 Absence of Litigation. No action or proceedings shall have been instituted or threatened prior to or at the Closing Date before any court or governmental body or authority pertaining to the sale by Sellers of the Shares hereunder, the result of which could prevent or make illegal the consummation of such sale.

7.       Miscellaneous

     7.1 Brokers and Finders. Sellers and Purchaser each represent to each other that they have not retained any broker or finder and are not paying any broker's or finder's fee in connection with the transactions contemplated by this Agreement, except for fees payable to D.A. Davidson & Co., for which Sellers shall be solely responsible.

     7.2 Purchase for Investment. Purchaser represents that the Shares are being purchased for investment for its own account and not with a view to the distribution or resale of any of such Shares.

     7.3 Expenses. Sellers agree to pay all expenses incurred by them in connection with or arising out of this Agreement and the transactions contemplated hereby, including, but not limited to, all fees and expenses of their counsel and of D.A. Davidson & Co. Purchaser agrees to pay all expenses incurred by it in connection with or arising out of this Agreement, including, but not limited to, all fees and expenses of its counsel.

     7.4 Termination of Representations. All representations and warranties of Sellers in this Agreement shall terminate immediately upon the consummation of the sale and purchase of the Shares under this Agreement, other than the representations and warranties set forth in Section 3.1 hereof, which shall survive the consummation of such sale and purchase.

     7.5 Lack of Reliance by Purchaser. Purchaser acknowledges that it has had an opportunity to review the publicly available information concerning the Company, to conduct due diligence at the Company's offices and to otherwise independently satisfy itself as to the business affairs, financial results and condition, capitalization, operations and prospects of the Company, and that it is not relying on any information or assurances given by Sellers with respect to any such matters.

     7.6 Notices. Any notice or other communications required or permitted hereunder shall be in writing, and shall be deemed to have been given when personally delivered, when delivered by overnight courier or twenty-four hours after being placed in the United States mail, registered, postage prepaid, addressed as follows:

If to Sellers:

          J. Benjamin Hathaway
          17150 Advantage Pointe Dr.
          Bakersfield, CA 93306

                                                          ---------------------
                                                           Page 16 of  22 Pages
                                                          ---------------------
with a copy to:

          Neal H. Brockmeyer, Esq.
          Heller Ehrman LLP
          601 South Figueroa Street
          Los Angeles, CA 90017

If to Purchaser:

         By Mail:
         Michael D. Herman
         PO Box 60446
         Colorado Springs, CO 80960

         By Overnight Courier or Personal Delivery:
         Michael D. Herman
         4745 Broadlake View
         Colorado Springs CO 80906

with a copy to:

         Julia K. O'Neill, Esq.
         The Feinberg Law Group, LLC
         57 River Street, Suite 204
         Wellesley, MA 02481

Each of the parties shall be entitled to specify a different address by giving notice as aforesaid.

     7.7 Entire Agreement. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties. No amendment, modification or waiver of this Agreement shall be binding unless executed in writing by the party or parties to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

     7.8 Headings. Section and subsection headings are not to be considered part of this Agreement and are included solely for convenience and reference and are not intended to be full or accurate descriptions of the contents thereof.

     7.9 Successors and Assigns. All of the terms, provisions and obligations of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, representatives, successors and assigns. No party can assign its rights under this Agreement without the consent of the other parties.

     7.10 Governing Law. The parties agree that the validity, construction and interpretation of this Agreement shall be governed by the laws of the State of California.

     7.11 Counterparts. This Agreement may be executed in two or more counterparts, each one of which shall be deemed an original, but all of which shall constitute one and the same instrument. The exchange of copies of this Agreement by facsimile transmitted electronically will constitute effective execution and delivery of this Agreement, and signatures by facsimile transmitted electronically will constitute original signatures for all purposes

     7.12 Third Parties. Nothing in this Agreement, expressed or implied, is intended to confer upon any person other than Sellers and Purchaser any rights or remedies under or by reason of this Agreement.

                                                          ---------------------
                                                           Page 17 of  22 Pages
                                                          ---------------------

     7.13 Appointment of Agent. Each Seller hereby designates and appoints J. Benjamin Hathaway as his agent and attorney-in-fact with full power and authority to execute, deliver and receive on his behalf all notices, requests and other communications under this Agreement; to fix and alter on his behalf the date, time and place of the Closing; to waive, amend or modify any provisions of this Agreement; and to take such other action on his behalf in connection with this Agreement, the Closing and the transactions contemplated hereby as such agent shall in his discretion deem appropriate. J. Benjamin Hathaway agrees to act in such capacity.

     7.14 Termination.  This Agreement and the transactions  contemplated hereby
(a) may be terminated at any time prior to the Closing by consent of Sellers and Purchaser, and (b) shall automatically terminate if the Closing shall not have occurred prior to June 15, 2005. In the event of termination by virtue of the Closing not having occurred by such date, other than as a result of a breach by Sellers or Purchaser of their or its covenants contained herein, this Agreement shall thereafter become void and of no further force and effect.

     7.15 Construction. The parties have each been represented by legal counsel of their own choosing in connection with the negotiation of the terms of this Agreement, and the terms shall be interpreted according to their fair meaning without regard to whether this Agreement was prepared or drafted initially or principally by either party or its counsel.

     7.16 Public Announcement. No party shall issue any public announcement, press release or similar publicity with respect to this Agreement or the sale and purchase contemplated hereby, without the consent of the other parties, except that Sellers can amend the Schedule 13D that they previously filed with the Securities and Exchange Commission (the "SEC") and file the same with the SEC, which amendment may include this Agreement as an exhibit.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date and year first set forth above.

                                                     Sellers:


                                                /s/ J. BENJAMIN HATHAWAY
                                                 _______________________
                                                    J. Benjamin Hathaway


                                                       /s/ JEAN HATHAWAY
                                                ________________________
                                                        Jean E. Hathaway


                                                   /s/ HENRY D. HATHAWAY
                                                ________________________
                                                       Henry D. Hathaway


                                                    /s/ JOHN J. HATHAWAY
                                                ________________________
                                                        John J. Hathaway


                                                              Purchaser:
                                                   /s/ MICHAEL D. HERMAN
                                                ________________________
                                                       Michael D. Herman

                                                          ---------------------
                                                           Page 17 of  22 Pages
                                                          ---------------------


                                    Exhibit A

                                                          ---------------------
                                                           Page 18 of  22 Pages
                                                          ---------------------

------------------------------------------ --------------------------------- --------------------------------
            Name and Address                       Number of Shares                  Purchase Price
------------------------------------------ --------------------------------- --------------------------------
------------------------------------------ --------------------------------- --------------------------------
    J. Benjamin Hathaway                               516,908                         $1,292,270
    17150 Advantage Pointe Dr.
    Bakersfield, CA 93306
------------------------------------------ --------------------------------- --------------------------------
------------------------------------------ --------------------------------- --------------------------------
    Jean E. Hathaway                                   301,709                         $754,272.50
    161 Acacia Ave.
    Oroville, CA 95966
------------------------------------------ --------------------------------- --------------------------------
------------------------------------------ --------------------------------- --------------------------------
    Henry D. Hathaway                                  292,209                         $730,522.50
    P.O. Box 161473
    Big Sky, MT 61473
------------------------------------------ --------------------------------- --------------------------------
------------------------------------------ --------------------------------- --------------------------------
    John J. Hathaway                                   277,659                         $694,147.50
    P.O. Box 96085
    Las Vegas, NV 89193
------------------------------------------ --------------------------------- --------------------------------


                                                          ---------------------
                                                           Page 19 of  22 Pages
                                                          ---------------------

                                    Exhibit B

                                 Spousal Consent

     Reference is hereby made to that certain Stock Purchase Agreement dated as of June 7, 2005, by and among J. Benjamin Hathaway, Jean Hathaway, Henry D. Hathaway and John J. Hathaway, and Michael D. Herman. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in such Agreement.

     The undersigned is the spouse of J. Benjamin Hathaway, one of the Sellers under the Agreement, and hereby acknowledges that she has read the foregoing Agreement and knows its contents. The undersigned is aware that under the terms of the Agreement, her spouse agrees to sell all of his Shares, including her community property or joint tenancy interest therein, if any. The undersigned hereby consents to the sale, approves the provisions of the Agreement and agrees that the Shares and her interest in them, if any, are subject to the provisions of the Agreement and that she will take any further actions necessary to effectuate the provisions of the Agreement.

Dated: June 7, 2005
                                                     /s/ NANCY HATHAWAY
                                                   ____________________
                                                         NANCY HATHAWAY

                                                          ---------------------
                                                           Page 20 of  22 Pages
                                                          ---------------------

                                 Spousal Consent

     Reference is hereby made to that certain Stock Purchase Agreement dated as of June 7, 2005, by and among J. Benjamin Hathaway, Jean Hathaway, Henry D. Hathaway and John J. Hathaway, and Michael D. Herman. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in such Agreement.

     The undersigned is the spouse of Henry D. Hathaway, one of the Sellers under the Agreement, and hereby acknowledges that she has read the foregoing Agreement and knows its contents. The undersigned is aware that under the terms of the Agreement, her spouse agrees to sell all of his Shares, including her community property or joint tenancy interest therein, if any. The undersigned hereby consents to the sale, approves the provisions of the Agreement and agrees that the Shares and her interest in them, if any, are subject to the provisions of the Agreement and that she will take any further actions necessary to effectuate the provisions of the Agreement.

Dated: June 7, 2005
                                                      /s/ MARION HATHAWAY
                                                      ___________________
                                                          MARION HATHAWAY

                                                          ---------------------
                                                           Page 21 of  22 Pages
                                                          ---------------------

                                 Spousal Consent

     Reference is hereby made to that certain Stock Purchase Agreement dated as of June 7, 2005, by and among J. Benjamin Hathaway, Jean Hathaway, Henry D. Hathaway and John J. Hathaway, and Michael D. Herman. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in such Agreement.

     The undersigned is the spouse of John J. Hathaway, one of the Sellers under the Agreement, and hereby acknowledges that she has read the foregoing Agreement and knows its contents. The undersigned is aware that under the terms of the Agreement, her spouse agrees to sell all of his Shares, including her community property or joint tenancy interest therein, if any. The undersigned hereby consents to the sale, approves the provisions of the Agreement and agrees that the Shares and her interest in them, if any, are subject to the provisions of the Agreement and that she will take any further actions necessary to effectuate the provisions of the Agreement.



Dated: June 7, 2005
                                                       /s/ MARIA HATHAWAY
                                                      ___________________
                                                           MARIA HATHAWAY

                                                          ---------------------
                                                           Page 22 of  22 Pages
                                                          ---------------------

                                 Spousal Consent

     Reference is hereby made to that certain Stock Purchase Agreement dated as of June 7, 2005, by and among J. Benjamin Hathaway, Jean Hathaway, Henry D. Hathaway and John J. Hathaway, and Michael D. Herman. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in such Agreement.

     The undersigned is the spouse of Jean Hathaway, one of the Sellers under the Agreement, and hereby acknowledges that she has read the foregoing Agreement and knows its contents. The undersigned is aware that under the terms of the Agreement, her spouse agrees to sell all of his Shares, including her community property or joint tenancy interest therein, if any. The undersigned hereby consents to the sale, approves the provisions of the Agreement and agrees that the Shares and her interest in them, if any, are subject to the provisions of the Agreement and that she will take any further actions necessary to effectuate the provisions of the Agreement.


Dated: June 7, 2005
                                                   /s/ MEREDITH HATHAWAY
                                               _________________________
                                                       MEREDITH HATHAWAY